U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

Yeager                                Rande                  K.
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   (Last)                            (First)              (Middle)

307 North Michigan Avenue
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                                    (Street)

Chicago                             Illinois                60601
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

03/21/03
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

Old Republic International Corporation                  ORI
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Sr. Vice President/Title Insurance
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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

   Common Stock                            7,243                      I                   By ESSOP
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Emp. Stock Option         03/19/98   12/31/07        Common Stock (1)       4,500 (2)     29.04          D
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Emp. Stock Option         03/18/99   12/31/08        Common Stock (1)       5,500 (2)     19.50          D
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Emp. Stock Option         03/22/01   12/31/10        Common Stock (1)       6,000 (2)     26.92          D
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Emp. Stock Option         03/21/02   12/31/11        Common Stock (1)       7,500 (3)     31.60          D
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
Explanation of Responses:

(1) An optionee may also exercise options for Series G-3 Preferred Stock on March 1, June 1, September 1 or December 1 of each year. Each share of Series G-3 Preferred Stock is convertible, after being held 6 months, into .95 shares of Common Stock.
(2) These shares vest at the rate of 10% per year and will accelerate to 10% for each year of employment of an optionee if the closing market price, per share, of the Company's Common Stock reached 150% of the Exercise Price.
(3) These shares vest at the rate of 10% the first year, 15% the second year, 20% the third year, 25% the fourth year and 30% the fifth year and will accelerate at the rate or 10% for each year of employment of an optionee if the closing market price, per share, of the Company's Common Stock reaches 150% of the Exercise Price.

/s/ Rande K. Yeager                                           March 24, 2003
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)

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